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                                                                      EXHIBIT 11

COMPUTATION OF INCOME PER SHARE

As more fully described in note 13 of the notes to consolidated financial statements herein, the Company has outstanding certain employee stock option plans and a stock purchase plan. The shares and options within such plans have been determined to be common stock equivalents for purposes of computing income per share.

During the years ended December 31, 1996 and 1995, the market price of the Company's common stock exceeded the exercise price of certain of these common stock equivalents.

The weighted average number of primary shares including common stock equivalents was 26,043,809 in 1996, 25,083,959 in 1995 and 24,200,588 in 1994. The weighted average number of shares used to compute income per common share was retroactively adjusted to reflect a 10% stock dividend declared and paid in the first quarter of 1997, a 3-for-2 stock split effected in the fourth quarter of 1996, an 8% stock dividend declared in the first quarter of 1996 and a 5% stock dividend declared in the first quarter of 1995.

The weighted average number of fully diluted shares including common stock equivalents was 26,116,767 in 1996, 25,168,985 in 1995 and 24,200,733 in 1994.
The weighted average number of shares used to compute income per common share was retroactively adjusted to reflect a 10% stock dividend declared and paid in the first quarter of 1997, a 3-for-2 stock split effected in the fourth quarter of 1996, an 8% stock dividend declared in the first quarter of 1996 and a 5% stock dividend declared in the first quarter of 1995.